Exhibit 99.2

R&D Day Delivering on our commitment to patients March 2021

Welcome 2

##soft-page##

3 Agenda

Forward looking statement This presentation contains information pertaining to Zealand Pharma A/S (“Zealand”). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management’s current views with respect to Zealand’s product candidates’ development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided. Zealand template November 20204

Zealand today and 2025 ambition 5

Zealand Pharma is entering an exciting 2021 Plan for a successful launch of Dasiglucagon HypoPal® rescue pen and optimize commercialization Execute on our robust late-stage clinical pipeline Advance our early-stage programs into the clinic Maintain a strong financial and organizational position 6

We are boldly pursuing our ambition as a fully integrated biotech 5x25 Have 5 commercialized products by 2025 Invest in innovative peptide research platform and robust pipeline Optimize commercial operationsSecure strong financial situation1 Fully operational US infrastructure High prescriber coverage Established contacts through V-Go promotion DKKm 2,000 1,500 1,000 500 0 20162017201820199M 2020 Cash & cash equivalentsRestricted cashSecurities 1: Additional DKK 749 million gross proceeds secured through directed issue in January 2021 7

R&D focus and strategy 8

Zealand Pharma pioneers engineering of novel peptide drugs Amylin and GIP analogs Acylated long-acting peptides α4β7 inhibitor In silico design Engineered for Dasiglucagon Stabilization Designed for co-formulation oral bioavailability Prevention of aggregation Glepaglutide Stabilized and long-acting GLP-2 analog Lixisenatide First SIP-tail modified GLP-1 analog Marketed globally by Kv1.3 blocker Engineered from biological toxin Complement C3 inhibitor Display technology Sweet spot for peptide therapeutics Sanofi BI456906 and Dapiglutide Dual-acting peptides Acylation for long half-life 9

Zealand Pharma’s Peptide Platform Learn about Zealand Pharma’s Peptide Platform in this short video 10

Our talented team works diligently on realizing our commitment to patients 193 employees in R&D functions 11

R&D Day: R&D focus and strategy

Significant pipeline evolution over the last years and a commitment to continue to deliver

Columns: Product Candidate | Preclinical | Phase 1 | Phase 2 | Phase 3 | Registration | Marketed

Area	Product Candidate	Indication
Metabolic	Dasiglucagon HypoPal® Rescue Pen	Severe hypoglycemia
Metabolic	Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism
Metabolic	Dasiglucagon Bi-Hormonal Artificial Pancreas Pump	Type 1 Diabetes management
Metabolic	Dasiglucagon Adjustable Mini-Dose	PBH/ T1D exercise-induced hypo
Metabolic	BI 456906 GLP-1/GLU Dual Agonist[1]	Obesity/ NASH/T2D
Metabolic	ZP 8396 Amylin Analog	Obesity
Metabolic	ZP 6590 GIP Agonist	Obesity
GI & Inflammation	Glepaglutide GLP-2 Analog	Short Bowel Syndrome
GI & Inflammation	Dapiglutide GLP-1/GLP-2 Dual Agonist	SBS+
GI & Inflammation	ZP 9830 Kv1.3 Ion Channel Blocker	IBD+
GI & Inflammation	ZP 10000 α4β7 Integrin Inhibitor	IBD
GI & Inflammation	Complement C3 Inhibitor[2]	Undisclosed

1. Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + high single to low double digit % royalties on global sales
2. Licensed to Alexion: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

12

R&D Day: R&D focus and strategy

In 2021 we have three main focus areas for R&D

ZEALAND PHARMA

1 Deliver on late-stage assets

- HypoPal® rescue pen NDA approval
- Dasiglucagon CHI Phase 3 completion
- Glepaglutide Phase 3 execution
- Dasiglucagon BHAP Phase 3 initiation

2 Progress next value drivers

- Dasiglucagon minidose Phase 2 initiation in PBH and T1D
- Dapiglutide Phase 1 completion
- Amylin Phase 1 initiation
- GIP, Kv1.3, α4β7 and C3 IND-enabling toxicology

3 Invest in next generation peptide therapeutic platform

- Expanding peptide drug discovery leadership internally and through partnerships

13

Our ambition: Leader in next generation peptide therapeutics with a high-value product pipeline to drive continued growth Next generation peptide platform In silico design Molecular display Oral formulation technologies Expanding therapeutic focus High-value product pipeline From hypoglycemia and T1D to obesity Gastrointestinal: From SBS to IBD and other inflammatory diseases 14

Metabolic Portfolio Targeting the spectrum of hypoglycemia Advancing the promise of a bionic pancreas Expanding to Obesity 15

R&D Day: Metabolic Portfolio

Metabolic portfolio

ZEALAND PHARMA

	Product Candidate	Preclinical	Phase 1	Phase 2	Phase 3	Registration	Marketed
Metabolic	Dasiglucagon HypoPal® Rescue Pen	Severe hypoglycemia					
	Dasiglucagon S.C. Continuous Infusion	Congenital hyperinsulinism					
	Dasiglucagon Bi-Hormonal Artificial Pancreas Pump	Type 1 Diabetes management					
	Dasiglucagon Adjustable Mini-Dose	PBH/ T1D exercise-induced hypo					
	BI 456906 GLP-1/GLU Dual Agonist[1]	Obesity/ NASH/T2D					
	ZP 8396 Amylin Analog	Obesity					
	ZP 6590 GIP Agonist	Obesity					
GI & Inflammation	Glepaglutide GLP-2 Analog	Short Bowel Syndrome					
	Dapiglutide GLP-1/GLP-2 Dual Agonist	SBS+					
	ZP 9830 Kv1.3 Ion Channel Blocker	IBD+					
	ZP 10000 α4β7 Integrin Inhibitor	IBD					
	Complement C3 Inhibitor[2]	Undisclosed					

1. Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + high single to low double digit % royalties on global sales
2. Licensed to Alexion: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

16

Hypoglycemia can occur as a result of different conditions and Zealand is developing solutions for each 1 2 3 with recurrent and/or severe hypoglycemia 4 17

1
R&D Day: Metabolic Portfolio

ZEALAND PHARMA

Despite 2020 ADA recommendations, patients are not comfortable with glucagon administration

American Diabetes Association.

Glucagon should be prescribed for all individuals at increased risk of level 2 hypoglycemia (BG<54mg/dl) so it is available should it be needed[1]

1/3

did not have a current prescription for glucagon

1/3

did not receive education on glucagon use

~1/3

of those who filled glucagon prescriptions always carried it with them

2019 survey of primarily highly educated, privately insured adult participants on insulin pumps, most patients with T1DM had been prescribed glucagon[2]

1. American Diabetes Association. *Diabetes Care*. 2020 Jan;43(Suppl 1):S66-S76.
2. Haymond MW, et al. *Clin Diabetes*. 2019;37:162-166.

18

There’s an underappreciation of the risk of severe hypoglycemia in adults Monthly Glucagon Rescue Prescriptions by Patient Age1 18,000 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 Most prescriptions are for children and seasonal (back-to-school period) Unmet Medical Need Despite ADA guidelines, the proportion of patients who fill their glucagon prescription is3: ▪T1DM: <50% ▪T2DM: 2.4% Even after a hypoglycemia-related ER visit, glucagon prescription fill rates remain far lower than recommended3 UNKNOWN 0-1011-2021-3031-4041-5051-6061-7071+ Age (Years) Symphony Sept. 2020. Of the 34.1 million Americans with diabetes, 29.1 million are ≥45 years of age.2 Centers for Disease Control and Prevention, National Diabetes Statistics Report 2020, Available at, https://www.cdc.gov/diabetes/pdfs/data/statistics/national-diabetes-statistics-report.pdf. 3.Mitchell et al. Endocr Pract. 2016;22:123-135.19

1
R&D Day: Metabolic Portfolio

ZEALAND PHARMA

To address this, we have developed the Dasiglucagon HypoPal® rescue pen for treatment of severe hypoglycemia

Under FDA review: PDUFA date March 27th, 2021


HypoPal®

For illustration only


Dasiglucagon
H_2N
1
His
Ser
Gln
Gly
Thr
Phe
Thr
Ser
Asp
Tyr
Ser
Lys
Tyr
Leu
Asp
COOH
29
Thr
Ser
Glu
Leu
Trp
Lys
Val
Phe
Glu
Glu
Ala
Arg
Ala
Ala
αMe
Amino acid substitution

20

1
R&D Day: Metabolic Portfolio

ZEALAND PHARMA

Dasiglucagon results in consistent & rapid plasma glucose recovery (PGR) across Phase 3 program


Time to PGR, mins
50
40
30
20
10
0
10*
12
40
10†
35
10*
10
30
First pivotal trial[1]
(n = 168)
Second pivotal trial[2]
(n = 44)
Pediatric pivotal trial[3]
(n = 41)
Dasi
Injected glucagon
Placebo

	1st Pivotal	2nd Pivotal	Pediatric
Time to PG recovery (minutes)*	**10 min**	**10 min**	**10 min**
% of Patients with PG increase of ≥20 mg/dL			
10 minutes	65	62	65
20 minutes	99	94	100
30 minutes	100	97	100

- Dasiglucagon was well tolerated, with rates of adverse events consistent with glucagon rescue therapy

*p<0.001 Dasiglucagon compared to placebo, †P<0.0001 Dasiglucagon compared to placebo. Data derived from full analysis set = patients who were randomized and treated.
PGR = plasma glucose recovery (first increase in plasma glucose of ≥ 20 mg/dL from baseline during the hypoglycemic clamp procedure, without administration of rescue IV glucose).
1. Pieber et al. Oral presentation presented at ADA, 286-OR; June 10, 2019; San Francisco, CA; https://clinicaltrials.gov/show/NCT03378635 . 2. Bailey et al. Oral presentation presented at ADA, 1053-P; June, 2020 (Virtual Annual Meeting); https://clinicaltrials.gov/show/NCT03688711. 3. Battelino et al. Oral presentation presented at ADA, 180-OR; June 2020 (Virtual Annual Meeting); https://clinicaltrials.gov/show/NCT03667053.

21

2

R&D Day: Metabolic Portfolio

ZEALAND PHARMA

Congenital Hyperinsulinism (CHI) is an ultra-rare but devastating disorder in neonates and children



A disease that affects 1:30,000 - 1:50,000 births

- ~300 newborns are diagnosed every year with genetically determined CHI in the U.S. and EU[1,2]

Persistent episodes of hypoglycemia

- Most common cause of serious episodes of hypoglycemia during childhood, due to inappropriate insulin secretion[2,3]

Substantial burden of disease

- Insufficient response to existing medical treatment[3]
- High risk of seizures and permanent brain injury[4]
- Most severe cases require pancreatic surgery[5]
- Prolonged hospitalization and intolerable burden to patients, families, caregivers, and healthcare systems[2,6]

[1] https://www.orpha.net/consor/cgi-bin/ (not including transient cases due to perinatal stress or diabetic mother); [2] Congenital Hyperinsulinism International. Available at: http://congenitalhi.org; [3] De Leon et al. *Nat Clin Pract Endocrinol Metab 2007;*3:57-68, Lubchenco and Bard. *Pediatrics*. 1971 May;47(5):831-8, Hussain et al. *Diabetes 2005* 54:2946–2951; [3] Thornton PS et al., J Pediatr. 2015;167(2):238-45;); [4] Meissner T et al., Long-term follow-up of 114 patients with congenital hyperinsulinism. Eur J Endocrinol 2003;149:43-510; [5] Yorifuji et al. *Pediatrics International* 2014;56:467; [6] Eljamel et al. *Orphanet Journal of Rare Diseases* 2018;13:123

22

2
R&D Day: Metabolic Portfolio

ZEAL& ZEALAND PHARMA

Zealand has a comprehensive Phase 3 program to address the unmet need in CHI

	Trial 17109	Trial 17103	Open-label extension study 17106
Patients	32 patients, age 3 months-12 years.	12 patients, age 7 days-12 months.	Maximum 44 patients, age 1 month onwards
Population	Hypo-prone, maximum therapy, incl. Pancreatic surgery	Newly diagnosed, dependent on IV glucose	Patients from 17109 and 17103 with ongoing positive benefit/risk
Duration	8 weeks of treatment (4 weeks follow-up)	25 days of treatment (4 weeks follow-up)	Allows for long-term data
Status	Completed	Ongoing (expected completion 2H 21)	Ongoing

Trial 17109 – Completed

- Dasiglucagon plus standard of care did not significantly reduce the rate of hypoglycemic events when compared to SOC alone (by SMPG)
- Hypoglycemia as measured by CGM was reduced by 40–50%
- Dasiglucagon treatment was generally safe and well tolerated
- 31 out of 32 patients continued into the long-term extension study
- Ongoing analyses of study data

Trial 17103 – Ongoing (expected completion 2H 21)

- Dasiglucagon vs. placebo in double blind, crossover study
- Primary endpoint is mean IV glucose infusion rate, a key clinical parameter in these children, given dependence on parenteral glucose
- Recent literature suggests that limiting dependence on IV glucose and implementing effective therapy is critical in the youngest children
- Important measures of glycemia (CGM and frequent SMPG) also captured

Open-label extension study 17106 – Ongoing

- Primary endpoint is number of AEs every 3 months
- Longest ever clinical trial in CHI
- Very robust patient-year exposure
- DSMB monitors ongoing safety in full program, January 2021 review endorsed continuation without modifications

23

Potential use of mini-doses of Dasiglucagon in other hypoglycemic conditions – Post Bariatric Hypoglycemia PBH is an under-recognized condition affecting 5-15% of patients with RYGB Positive topline results in phase 2 trial with Dasiglucagon in individuals who have undergone bariatric surgery Placebo 80 μg Dasiglucagon 200 μg Dasiglucago 3.9 mmol/L 14 ✱✱✱ 6 ✱✱ 5 12 4 n 3 10 2 1 8 0 Placebo 80 µg 200 µg 6 [FPG] 4 Nadir Glucose (mmol/L) Drug administered Glucose (mmol/L) Time (minutes) Salehi M et al. JCEM 2018; 103(8):2815-26 Nielsen CK, et al.. Oral presentation #737, EASD 2020. **p<0.05 Phase 2b outpatient study planned for H1 2021

Mini-doses of Dasiglucagon consistently increased blood Plasma glucose (mg/dl) --30 ug--80 ug --200 ug --600 ug Time (min) “Free living” study in Type 1 diabetes planned for H1 2021 Patients will be required to exercise regularly during the study Dasi will be used to prevent or treat hypo events as a non-caloric alternative to oral carbohydrates

R&D Day: Metabolic Portfolio Dasiglucagon in Type 1 Diabetes Management The Bihormonal Bionic Pancreas ” Diabetes affects me all the time, and I have to think about it no matter what I do 26

R&D Days: Metabolic Portfolio Steven Russell, MD, PhD and Associate Professor of Medicine, Harvard Medical School about the Bihormonal Bionic Pancreas Listen to Steven Russel, MD, PhD talking about the Bihormonal Bionic Pancreas in this short video* *The iLet® bionic pancreas is an investigational device and it is not FDA-approved or FDA-cleared for any indication. The safety and effectiveness of the iLet have not been established. Beta Bionics has not paid Dr. Russell for his time related to this video and his opinions are not made on behalf of Beta Bionics. 27

Pre-pivotal studies indicate potential to normalize glycemia with bihormonal bionic pancreas 12 12% achieve goal 218 ± 63 mg/dl 11 10 HbA1c (%) 19% achieve goal 194 ± 51 mg/dl 24% achieve goal 180 ± 41 mg/dl Significant diabetes management workload 40% achieve goal 161 ± 28 mg/dl 1.9% < 60 mg/dl 34% > 180 mg/dl 62% between 70–180 mg/dl Carb intake required to correct low blood sugar 48% achieve goal 154 ± 12 mg/dl % < 60 mg/dl 27% > 180 mg/dl Automated control of insulin and glucagon delivery based on subject’s weight 1% < 60 mg/dl 3% < 60 mg/dl 300 250 70% between 70–180 mg/dl91% achieve goal 139 ± 12 mg/dl 0.9% < 60 mg/dl 819% > 180 mg/dl 79% between 70–180 mg/dl 7 6 Mean CGM Glucose (mg/dl) 180 154 120 5.1 General PopulationUsual CareInsulin-Only Bionic Pancreas Bihormonal Bionic Pancreas 100 4,913 T1D adults 18–25 yrs 12,724 T1D adults 26–49 yrs 13,793 T1D adults ≥ 50 yrs 156 T1D adults ≥ 18 yrs 164 T1D adults ≥ 18 yrs 115 T1D adults ≥ 18 yrs28 Pettus et al., Diabetes Care (2019) 42(12):2220–2227Russell et al., N. Engl. J. Med. (2014); Russell et al., Lancet Diabetes Endocrinol. (2016) 4:233–243; El-Khatib et al., Lancet (2016) 389:369–380

Glycemic data from phase 2 study supports decision to move to phase 3 with bihormonal bionic pancreas Phase 2 home-use clinical trial testing the iLet® bionic pancreas using Dasiglucagon1 Phase 3 trial initiation expected in H2 2021 based on positive EoP2 meeting with the FDA Insulin-Only Bihormonal Mean CGM glucose level 149 mg/dL 139 mg/dL Time spent in range (70-180 mg/dL) 71% 79% Mean CGM glucose <154 mg/dL (achieving ADA target for adults) 50% 90% Mean percentage of time CGM glucose < 54 mg/dL 0.6% 0.3% Mean percentage of time CGM glucose < 70 mg/dL 3.6% 2.4% (investigational device2) Dasiglucagon 4 mg/ml (investigational) 1S. Russell et al. 2020. Conference. DIABETES TECHNOLOGY & THERAPEUTICS. Page A-53. 2The iLet® bionic pancreas is an investigational device limited by Federal (or United States) law to investigational use. Not available for sale.29

R&D Day: Metabolic Portfolio

The Bihormonal Bionic Pancreas Pivotal Trial (BH BPPT) will serve as the Phase 3 trial for use of Dasiglucagon in the iLet for adults and children with T1D


ADULTS (≥ 18y)
n ~ 350
Bihormonal iLet with Dasiglucagon (BHBP)
Insulin-Only iLet (IOBP)
BHBP
Usual Care
BHBP
Usual Care
PEDS (6–17y)
n ~ 350
Insulin-Only iLet (IOBP)
BHBP
Bihormonal iLet with Dasiglucagon (BHBP)
WEEKS
26
52
65

Primary endpoint
- A1C superiority of BH iLet versus IO iLet (26w)

Secondary endpoints
- To evaluate long-term safety and efficacy of BH iLet with Dasiglucagon versus IO iLet over 52 weeks
- Non-inferiority for time in hypoglycemia/hypo events

30

Obesity and associated metabolic diseases The global prevalence of obesity has tripled since the mid-1970s 650 million adults and 124 million children and adolescents suffering from obesity -New England Journal of Medicine, Nov 20201 1 Kumanyika S et al., N Engl J Med (2020) 383:2197-220031

R&D Day: Metabolic Portfolio

Dual pharmacology has the potential to effectively address obesity – Zealand Pharma is pursuing this from several angles

Obesity is a complex metabolic disease modulated by several molecular pathways

Monotherapy or single receptor-agonism is insufficient to induce changes in line with bariatric surgery


%
0
10
20
30
Weight loss - Indicative
Marketed treatments
Mono pharmacology
Dual pharmacology
Bariatric surgery
Time

Zealand Pharma addresses dual pharmacology from several angles

Dual agonist (one molecule – two actions)

BI456906 – GLP-1/Glucagon receptor-agonist



Co-formulation or loose combo of mono agonists

ZP8396 – Amylin analog

ZP6590 – GIP receptor-agonist



32

GLP-1/glucagon dual agonism is being evaluated in obesity and NASH Boehringer-Ingelheim is progressing the development of Zealand’s dual agonist BI 456906 Phase 1: PK/safety Japanese HV Phase 1b: MAD Obese/OW; 16 weeks Phase 1a: SAD trial Healthy Volunteers Sanchez-Garrido MA et al. Diabetologia 2017 COMPLETED Expected completion Phase 2: T2D 350 subjects; 16 wks; Glycemic control, BW Phase 2: Obesity 350 subjects; 46 weeks Phase 2: NASH 240 subjects; 48 weeks 33

Amylin analog in combination with GLP-1 induces more weight loss vs. GLP-1 alone in preclinical obesity model 700 Start of ZP Amylin analogue treatment Vehicle ZP8396 allows for co-formulation with other peptides, including GLP-1 and GIP Once weekly dosing; Phase 1 anticipated in 2021 GLP-1 analogue + Pre-treatment GLP-1 analogue ZP Amylin analogue 650 Body weight (g) 550 500 450 1471013 16192225283134 Time (Study days) Data on File34

GIP agonist (ZP6590) in combination with GLP-1 induces more weight loss vs. GLP-1 alone in preclinical obesity model ZP6590 allows for co-formulation with other peptides, including amylin and GLP-1 Predicted once weekly subcutaneous dosing; In IND enabling toxicology studies 4GLP-1 2GLP-1 + ZP GIP 0 Body weight (% change from day 0) -4*** -66% -8 -10 -12 -14 -16 -18 *** 17% -20 -22 -24 *** 23% -26 02468101214161820222426283032 Study days ***p<0.005 Data on File35

Summary ” Robert, living with Type 1 diabetes, on the experience of severe hypoglycemia: It hit me like a ton of bricks. No warnings, one minute I was fine, next minute I wasn’t. Phase 3 studies for the bihormonal bionic pancreas are due to start towards the end of 2021 Zealand’s focus is expanding to obesity, with an amylin analog suitable for co-formulation with other peptides advancing to Phase 1 in 2021 36

Gastrointestinal and inflammatory disease portfolio Targeting SBS Expanding to IBD and other chronic inflammatory diseases 37

R&D Day: Gastrointestinal and inflammatory disease portfolio

Gastrointestinal and inflammatory disease portfolio


Product Candidate
Preclinical
Phase 1
Phase 2
Phase 3
Registration
Marketed
Metabolic
Dasiglucagon HypoPal® Rescue Pen
Severe hypoglycemia
Dasiglucagon S.C. Continuous Infusion
Congenital hyperinsulinism
Dasiglucagon Bi-Hormonal Artificial Pancreas Pump
Type 1 Diabetes management
Dasiglucagon Adjustable Mini-Dose
PBH/ T1D exercise-induced hypo
BI 456906 GLP-1/GLU Dual Agonist[1]
Obesity/ NASH/T2D
ZP 8396 Amylin Analog
Obesity
ZP 6590 GIP Agonist
Obesity
GI & Inflammation
Glepaglutide GLP-2 Analog
Short Bowel Syndrome
Dapiglutide GLP-1/GLP-2 Dual Agonist
SBS+
ZP 9830 Kv1.3 Ion Channel Blocker
IBD+
ZP 10000 α4β7 Integrin Inhibitor
IBD
Complement C3 Inhibitor[2]
Undisclosed

1. Licensed to Boehringer Ingelheim: EUR 345 million outstanding potential development, regulatory and commercial milestones + high single to low double digit % royalties on global sales

2. Licensed to Alexion: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

38

Short bowel syndrome Patients with SBS have undergone massive intestinal surgery resulting in significantly reduced or complete loss of intestinal function Read more of Marianne’s story at zealandpharma.com/marianne-story ”My worst fear was to become what I am today: a short bowel patient.” Marianne, living with short bowel syndrome 39

We have a long-term commitment to improve SBS-treatment for the benefit of patients High unmet medical need Rare and severe disease affecting up to 40,000 people in the U.S. and Europe1,2 that impairs intestinal absorption, and leads to diarrhea and metabolic complications Life-long dependency Complex parenteral support to survive and risk of life-threatening infections and extra-organ impairment Need for better treatments Faster, more effective and reliable treatments for further reduction of parenteral support needed, with ultimate goal of enteral autonomy 1: Jeppesen P., Expert Opinion on Orphan Drugs; 1:515-25; 2: Transparency Market Research; Short Bowel Syndrome Market, 2017.40

R&D Day: Gastrointestinal and inflammatory disease portfolio

ZEALAND PHARMA

Glepaglutide is our lead candidate for treatment of SBS

Glepaglutide[1] – Long-acting stable GLP-2 analog

- Forms depot at injection site with effective half-life of ~50 hours
- Once- or twice-weekly dosing via a simple autoinjector


ZEALAND PHARMA

Phase 2 data with increases in intestinal absorption following 3 weeks treatment

Change in wet weight absorption (g/day)[2]


Adjusted mean with 95% confidence interval (g/day)
1000
500
0
-500
-211
650
786
0.1 mg
1 mg
10 mg
Mean Baseline Wet Weight Absorption (g/day)
525
538
288

Clear dose-response on multiple endpoints[2]

- Increase in intestinal fluid and energy absorption
- Reduction in fecal wet weight output
- Increase in urine production
- Increase in body weight
- Appeared safe and well-tolerated

[1]IP protection: Compound patent 2026 + 5 years patent term extension - Dosing regime (pending) 2038 - Clinical formulation (pending) 2039
[2]Naimi, R., ASPEN 2018 Nutrition Science and Practice Conference (Abstract number 2829969t).

41

Increase in urine output in Phase 2 provides bridge to Phase 3 primary endpoint 71% (10 of 14 subjects) would have met the PS reduction criteria Applying the Phase 3 algorithm for parenteral support (PS) changes to the 1 & 10 mg dose groups in Phase22 57% (8 of 14 subjects) would have met the responder criteria of ≥20% reduction in PS

Glepaglutide – Pivotal Phase 3 trial progressing toward results in 2022 Trial design Double-blind, placebo controlled trial in 129 SBS patients evaluating safety and efficacy of once and twice weekly dosing over 24 weeks Primary and key secondary endpoints Reduction in weekly parenteral support (PS volume) >20% reduction in PS volume Reduction in weekly days on PS 43

Glepaglutide Phase 3 trial program Introducing EASE 3 Phase 3 extension trial utilizing the autoinjector EASE 4 Phase 3b trial evaluating intestinal absorption of fluid & energy over 24 weeks NEW NEW 44

Dapiglutide has potential to treat SBS as well as a wider range of gastrointestinal diseases Dapiglutide1,2 - Long-acting GLP-1/GLP-2 a e r a e c a f r u s ) l M a E t o S T - 2 e m n c i ( t s e t n i l l a m S *** Clinical progress Phase 1a (SAD) 800 600 400 200 0 p<0.001 p<0.001 *** Dapiglutide was concluded to be well-tolerated in single doses up to 7.5 mg Most common adverse events were nausea, vomiting and decreased appetite Plasma half-life of approximately 120 hours Dose-response relationship on gastric emptying and other biomarkers Clinical experience with short-term GLP-1 GLP-1 GLP-2 GLP-1+GLP-2 Reduction in fecal output (g/d) 295 ± 326 387 ± 333 503 ± 366 Phase 1b (MAD) Once-weekly dosing Second dosing cohort completed Full results expected in 2021 1pINN and data on file; 2IP protection until at least 2037; 3Madsen et al, Regulatory Peptides 184 (2013) 30-3945

Expanding into IBD and other chronic inflammatory diseases New era with superior peptide drug opportunities High-profile biological targets central to autoimmunity and chronic inflammation Kv1.3 ion channel Complement C3 Oral peptide inhibitors of biological targets with proven clinical efficacy α4β7 integrin 46

Kv1.3 blocker for IBD and other chronic inflammatory diseases T effector memory (TEM) cells drive auto-immunity and chronic inflammation through release of pro-inflammatory cytokines TEM cells are dependent on Kv1.3 ion channels whereas naïve and central memory T cells are dependent on Kca3.1 ion channels T lymphocytes express Kv1.3 and Kca3.1 ion channels on the surface Chandy & Norton;. Current Opinion in Chemical Biology 2017, 38:97–107 47

ZP9830 for IBD and other T cell driven chronic inflammatory diseases ZP9830 is a potent and selective Kv1.3 ion channel blocker Optimized for selectivity, potency and stability In preparation for IND enabling toxicology studies Concentration-dependent inhibition of pro-inflammatory cytokine release from stimulated human whole blood* 2000 IFN-g [pg/ml] 1000 500 250 IL-2 [pg/ml] 150 100 50 0 -14-12-10-8 Compound conc [log M] 200 IL-17A [pg/ml] 100 50 0 -14-12-10-8 Compound conc [log M] 0 -14-12-10-8 Compound conc [log M] *Data on file. Concentration-dependent effect on pro-inflammatory cytokine release from Thapsigargin stimulated whole blood 48

R&D Day: Gastrointestinal and inflammatory disease portfolio

ZEALAND PHARMA

Orally-delivered α4β7 integrin inhibitor for inflammatory bowel disease

ZP10000, an α4β7 integrin inhibitor for oral delivery

- Binding kinetics on par with antibodies
- Potential for improved tissue penetration
- Formulation for oral administration being optimized

α4β7 integrin inhibition has proven clinical efficacy in IBD

- Vedolizumab, α4β7 antibody for UC and CD
- Gut restricted action

Oral dosing of ZP10000 reduces colonic lesion & inflammation in pre-clinical IBD disease model*



8.0
6.0
4.0
2.0
0.0
Measurement**
P=0.86
P=0.27
P=0.08
P<0.01
P<0.01
Colon length
Lesion length
Inf Score
MPO
Naive
3% DSS
3% DSS + ZP10000

*ZP10000 administered QD at 100 mg/kg in lipid-based vehicle via oral gavage to mice.
**For lengths, cm; for Myeloperoxidase (MPO), units per gram protein. Inflammation score is a composite of observations and ranges from 0-4. Mean ± SEM

49

Summary ” Mike, SBS patient, on the experience of living with a GI disease: Being tough, being strong. These are decisions that you make. Dapiglutide, a long-acting GLP-1/GLP-2 dual receptor agonist progressing towards phase 1 completion 2021 Zealand’s therapeutic focus is expanding to IBD and other chronic inflammatory diseases, with three promising lead molecules in late pre-clinical development phase 50

Zealand Peptide platform 51

Zealand Pharma pioneers engineering of novel Amylin and GIP analogs •Acylated long-acting peptides •Designed for co-formulation Dasiglucagon Stabilization Glepaglutide •Stabilized and long-acting GLP-2 analog α4β7 inhibitor In silico design Engineered for oral bioavailability Lixisenatide •First SIP-tail modified GLP-1 analog •Marketed globally by Engineered from biological toxin Complement C3 inhibitor Display technology Sweet spot for peptide therapeutics Sanofi Dual-acting peptides Acylation for long half-life 52

Peptides and our innovative peptide discovery platform Peptides are made from nature’s building blocks Our peptide discovery platform Agonist/Antagonist of biological function Mono/Dual pharmacology Inhibition of protein:protein interactions In silico modeling Formulation technologies Rational design Libraries of venoms or molecular display 53

Dasiglugacon is a demonstration of our ability to improve drug properties of peptides Dasiglucagon optimized to address poor stability and solubility of glucagon Avoid fibrillation in aqueous solutions 7 of the 29 amino acids in glucagon replaced – more charged molecule prevents aggregation Dasiglucagon elicits fast and effective increases in blood glucose Glucagon reconstituted before use elicited similar glucose profile Glucagon in DMSO had a delayed onset of action Accelerated stability assay demonstrated that Dasiglucagon did not form aggregates over 14 days, while glucagon was fully aggregated within the first day. Macchi et al, (EASD), 2020 Rat hypoglycemia model, subcutaneous injection of Dasiglucagon and native glucagon in aqueous solution demonstrated a fast and comparable dose-dependent increase in blood glucose. Macchi et al, (EASD), 2020 54

R&D Day: Zealand Peptide platform

ZEALAND PHARMA

Dapiglutide – engineering dual pharmacology with long plasma half-life

Balanced receptor potency

- Native GLP-1 & GLP-2 have 33% sequence homology
- Rational designed dual acting peptide with 10 AA substitutions in the GLP-2 sequence to add GLP-1 activity


GLP-1 effects
Intestinal transit
(% barium transit)
100
80
60
40
20
0
*
***
***
***
***
ZP7570 nmol/kg
GLP-2 effects
Small Intestine weight (g)
20
15
10
5
0
*
***
***
***
ZP7570 nmol/kg

*Dapiglutide dose dependently increseases intestinal transit time and small intestinal weigt in a mouse model (Skarbaliene et al . (ESPEN) Congress, Krakow, 2019); ***p ≤ 0.001; *p ≤ 0.05*

Plasma half-life of ~120 hours in humans

- Rapid clearance of native GLP-1 and GLP-2
- Acylating of peptide sequence allows for binding to albumin which has plasma half-life of 19 days


Serum Albumine
D
A
P
I
G
L
U
T
I
DE
Mean (nmol/L)
100
10
1
0
24
48
72
96
120
144
168
Time (hr)

Acylation of Dapiglutide increases plasma half life by binding to plasma albumin. Plot of mean Dapiglutide concentration in beagle dogs (n=3) after s.c dosing. Calculated hafl life ~35 hours (Data on file)

55

Kv1.3 blocker – from venom to anti-inflammatory treatment Ion channel drug target – Kv1.3 No native human Kv1.3 ion channel ligands exists Selectivity is key for drugs that target ion channels Venom library provided starting point for Kv1.3 blocker From venom to ZP9830 Venom starting points were highly complex peptides Designed to increase Kv1.3 selectivity and potency while maintaining solubility and stability Further optimized for large-scale production Assay Selectivity Ratio EC50 Kv1.x/Kv1.3 hKv1.1 >9000 hKv1.2 3400 hKv1.6 >9000 Relative activity [%] 80 60 40 20 0 -11-10-9-8-7 Compound concentration [log M] High selectivity over other ion channels and IC50 of 0.5nM on Kv1.3 channel (Data on file) 56

R&D Day: Zealand Peptide platform

C3 peptide inhibitor – designed to be best-in-class

C3 is a part of the innate immune system

- Complement system is a part of the innate immune system – high concentrations of peptide needed for efficient inhibition
- No natural peptide inhibitor of C3 exists – attractive target for peptides
- Starting point from molecular display – known binding site and conformation


Classical P.
C1q
C1r
C1s
C4a C2b
C3 cleavage by C3 convertases or proteases
C5 cleavage by C5 convertases or proteases
Liver
Local production
Lectin P.
MBL, Ficolins, Collectins
MASP2
MASP2
C4
C2
C3
C4b C2a
C5
C3b
C4b C2a
C5a
C5b
Alternative P.
C3b
C3a
C5
Bb
C3b
P
C3b
FD
FB
C3
Bb
P
Ba



Peptides are ideal for C3 inhibition

- Structural information - balance between, stability and solubility without compromising affinity and potency
- Our lead molecule is half-life extended with improved stability in formulation and excellent binding properties to C3


RU
35
25
15
5
-5
-15
Response
-100
0
100
200
300
400
500
600
700
800
s
Time (s)

SPR sensorgram of C3 inhibitor peptide binding to immobilized purified human C3. Peptide was tested in range of concentrations to determine association and dissociation rate constants as well as binding affinity (Kd) for C3 (Data on file)

Adapted from Kolev and Kemper, Front. Immunol.,2017

Licensed to Alexion: USD 610 million potential development, regulatory and commercial milestones + high single to low double digits % royalties on net sales

57

α4β7 integrin inhibitor – utilizing in silico design for optimal binding and oral availability Validated target – oral treatment ZP10000 binding on par with antibodies α4β7 interaction with MAdCAM1 –immune cell recruitment to intestine Oral bioavailability is not possible for antibodies The interaction surface is an attractive target for peptides –no natural peptide ligand exists Structure based on MAdCAM1 mimetic - in silico guided modeling of interaction site Binding properties on par with marked antibodies Oral bioavailability in pre-clinical models with formulation being optimized for clinical trials Surface plasmon resonance of ZP10000 binding kinetics (Data on file) 58

##soft-page##

Our next generation peptide platform builds on solid know-how and new innovative technologies Computational chemistry Library starting points Next generation peptide drugs Rational design Molecular display Formulation technologies 59